Exhibit 99.1

Claude Resources Inc. Provides Drilling Update on the Amisk Gold Project, SK

"Intercepts 1.88 grams of Gold per Tonne over 24.61 Metres"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Oct. 11, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude") is pleased to provide an update from its 2011 exploration program at the 15,400 hectare Amisk Gold Project in northeastern Saskatchewan, Canada. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation. Claude is the operator of the Joint Venture.

A total of 18 holes and 5,500 metres have been drilled to date in 2011 with assays returned for 14 of the holes. The program tested from surface to in excess of 250 metres depth and was designed to expand the limits of the Amisk Gold Deposit as well as infill within the northern and eastern portion of the deposit.

Highlights of the drilling include 1.88 grams of Au per tonne and 12.4 grams of Ag per tonne over 24.61 metres in hole AL-11-301 and 0.51 grams of Au per tonne and 2.5 grams of Ag per tonne over 89.75 metres in AL-11-306.  Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Fourteen drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Four holes have also been completed evaluating the continuity of the system to depths in excess of 600 metres.  Results are anticipated later in the fourth quarter.

"The 2011 Amisk drill program successfully confirmed mineralization within the current resource model and demonstrates the potential for growth," stated Brian Skanderbeg, Vice President Exploration.

Table 1: 2011 summer and fall drill results from the Amisk Gold Project.
Hole	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
AL-11-300	676827	6066224	80/-45	50.00	59.00	9.00	1.50	9.2
and				188.00	244.50	56.50	0.58	3.5
AL-11-301	676875	6066233	80/-45	150.00	171.00	21.00	1.15	6.7
and				205.00	229.61	24.61	1.88	12.4
AL-11-302	676910	6066380	80/-45	96.00	104.51	8.51	1.14	4.5
AL-11-303	676910	6066380	283/-45	18.00	44.00	26.00	1.02	4.3
AL-11-304	676910	6066380	0/-90	93.41	131.00	37.59	0.55	2.8
AL-11-305	676900	6066330	80/-45	175.47	183.50	8.03	1.16	6.2
AL-11-306	676885	6066283	80/-45	40.25	130.00	89.75	0.51	2.5
AL-11-307	676921	6066430	80/-45	NSI
AL-11-308	676921	6066430	285/-45	NSI
AL-11-309	676900	6066480	283/-45	18.92	19.92	1.00	5.31	13.1
AL-11-310	676900	6066480	0/-90	NSI
AL-11-311	676900	6066480	283/-60	NSI
AL-11-312	676877	6066141	70/-45	69.50	96.00	26.50	0.44	1.5
and				108.00	132.00	24.00	0.51	0.9
and				191.15	220.00	28.85	0.67	2.8
AL-11-313	676838	6066035	105/-45	37.85	54.00	16.15	1.02	7.4
and				125.00	147.00	22.00	0.54	7.6
and				185.00	204.00	19.50	0.65	2.3
and				239.47	276.00	36.53	0.61	2.9
AL-11-314	676835	6066052	90/-45	141.00	164.00	23.00	0.76	2.8
Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut.  True width is variable between 80 and 100 percent of drilled width.  They may include internal dilution intervals of up to 6 metres. NSI (No significant Intercept).

In addition to exploration efforts at the Amisk Project, Claude is aggressively drilling the Santoy Gap and L62 targets at its wholly-owned Seabee Project as well as Phase II underground drilling at the Madsen Property in Red Lake.  The Phase II Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

A location map of the Amisk Gold Project and a detailed plan map showing current drill results can be viewed at Claude's website www.clauderesources.com.

Claude Resources holds approximately 9.7 percent interest in St. Eugene's issued and outstanding common shares as of September 9th, 2011.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 950,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Or

Brian Skanderbeg, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 11-OCT-11